MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

October 19, 2004

TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
 Website: www.mirandagold.com

Newmont Joint Ventures Miranda’s Red Canyon
(Cortez Trend) Project

Miranda Gold Corp. is pleased to announce that it has signed an agreement to joint venture its Red Canyon project, Eureka County, Nevada, with Newmont USA Limited, d/b/a Newmont Mining Corporation (NYSE: NEM).

The Red Canyon property comprises 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The project lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome’s 7.5 -million-ounce Cortez Hills gold discovery. Miranda’s property is situated directly on trend between Tonkin Springs and the Gold Bar deposits. Lower plate carbonate rocks that elsewhere host Carlin-type gold deposits are exposed in the center and east side of the property. Recent exploration on the Red Canyon property has determined that the structural domain and lower plate host rocks that occur at Cortez Hills are present at Red Canyon, including the Devonian Wenban Formation (host to Cortez Hills). Past sampling and drilling have identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters (95 feet) of 4.0 g/t gold (0.12 opt) from 6 to 35 meters (20-115 feet). Alteration, specifically silicification, brecciation, decalcification and argillization is extensive and widespread at Red Canyon. The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally hosted gold deposit in the Cortez Trend.

Newmont will pay US $30,000 to Miranda upon signing of the Venture Agreement and will assume the payments on the underlying lease. Newmont can earn a 60% interest in the Red Canyon property by spending $2.5 million in exploration expenditures prior to December 31, 2009, of which $300,000 would be expended by December 31, 2005, and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of $250,000 until completion of the feasibility study.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with eleven gold exploration projects in various stages of exploration and development. In the last nine months Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Miranda’s management believes that this belt has the potential of rivaling the famous Carlin Trend (180 million ounces) with regards to hosting world class gold ore bodies and resources. Miranda Gold Corp. is strategically positioned in this exciting new gold belt.

Miranda is pleased to have the world’s largest gold producer as its partner at Red Canyon.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.